FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Dated May 01, 2024

Commission File Number: 001-04546

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ M VARSELLONA
BY M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 01 May, 2024

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 01 May 2024
Committee Composition

Exhibit 99

Notification of changes to membership of Board Committees

London, 1 May 2024 - Unilever today announces the following changes to its Board Committee composition with immediate effect.

Judith McKenna will join the Compensation Committee and the Corporate Responsibility Committee. Susan Kilsby will join the Corporate Responsibility Committee as Committee Chair and Ruby Lu will join the Corporate Responsibility Committee as a Committee member. Adrian Hennah will join the Nominating and Corporate Governance Committee.

Accordingly, the membership of each of the Board Committees effective as at 1 May 2024 will be as follows:

Audit Committee: Adrian Hennah (Chair), Susan Kilsby, Ruby Lu.

Nominating and Corporate Governance Committee: Ian Meakins (Chair), Andrea Jung, Adrian Hennah.

Compensation Committee: Andrea Jung (Chair), Nelson Peltz, Ian Meakins, Judith McKenna.

Corporate Responsibility Committee: Susan Kilsby (Chair), Ruby Lu, Judith McKenna.

This announcement is made in accordance with Listing Rule 9.6.11.

Enquiries

Media: press-office.london@unilever.com
Lucila Zambrano +44 7825 273 767 / lucila.zambrano@unilever.com
Investors:

Investor Relations Team  +44 20 7822 6830
investor.relations@unilever.com